UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 001-39600

DIGINEX LIMITED

(Translation of registrant’s name into English)

35/F Two International

Finance Street, Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1):

Yes [  ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes [  ] No [X]

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 27, 2021, Diginex Limited (the “Company”) issued a press release announcing the entry into strategic partnerships with Kronos Asset Management and Parallel Management as new liquidity providers for EQUOS, the Company’s institutional-crypto exchange.

A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated April 27, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diginex Limited

Date: April 27, 2021	By:	/s/ Paul Ewing
	Name:	Paul Ewing
	Title:	Chief Financial Officer